Exhibit 4.1

SECOND SUPPLEMENTAL INDENTURE

SECOND SUPPLEMENTAL INDENTURE, dated as of April 10, 2020 (this “Supplemental Indenture”), by and among PATTERN ENERGY GROUP INC., a Delaware corporation, as issuer (the “Company”), PATTERN US FINANCE COMPANY LLC, a Delaware limited liability company (the “Guarantor”), PATTERN ENERGY OPERATIONS LP, a Delaware limited partnership (“Pattern Ops”) and DEUTSCHE BANK TRUST COMPANY AMERICAS, as trustee (the “Trustee”), supplements the Indenture, dated as of January 25, 2017 (as amended or supplemented prior to the date hereof, the “Indenture”), among the Company, the Guarantor and the Trustee.

RECITALS OF THE COMPANY

WHEREAS, pursuant to the Indenture, the Company issued $350,000,000 aggregate principal amount of 5.875% Senior Notes due 2024 (the “Notes”);

WHEREAS, Section 9.01(iv) of the Indenture provides that the Company, the Guarantor and the Trustee may amend or supplement the Indenture, the Notes or the Guarantee, without the consent of any Holder of Notes, to make any change that would provide any additional rights or benefits to the Holders of the Notes or that does not adversely affect the legal rights under the Indenture of any Holder in any material respect;

WHEREAS, Section 9.02 of the Indenture provides that the Company and the Trustee may amend or supplement certain of the provisions of the Indenture and the Notes with the consent of the Holders of at least a majority in aggregate principal amount of then outstanding Notes;

WHEREAS, pursuant to the Company’s Consent Solicitation Statement dated April 6, 2020 (the “Statement”), the Company has solicited consents of Holders (the “Consent Solicitation”) to the Amendments (as defined in the Statement), upon the terms and subject to the conditions set forth therein;

WHEREAS, Holders of at least a majority in aggregate principal amount of the outstanding Notes have duly consented to the Amendments in accordance with the provisions of the Indenture and evidence of such consents has been provided by the Company to the Trustee;

WHEREAS, this Supplemental Indenture shall be effective upon its execution by the Company, the Guarantor, Pattern Ops and the Trustee, and the amendments effected by this Supplemental Indenture shall become operative with respect to the Notes on the Payment Date (as defined herein) in accordance with Section 4.02 hereof;

WHEREAS, the Board of Directors has duly adopted resolutions authorizing the Company to execute and deliver this Supplemental Indenture;

WHEREAS, the Company has requested that the Trustee execute and deliver this Supplemental Indenture and has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel; and

WHEREAS, all conditions precedent provided for in the Indenture relating to the execution of this Supplemental Indenture have been complied with.

NOW, THEREFORE, THIS SUPPLEMENTAL INDENTURE WITNESSETH, for and in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto mutually covenant and agree for the equal and proportionate benefit of the Holders as follows:

Article 1
Terms

Section 1.01.      Definitions. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Indenture.

Article 2
Amendments

Section 2.01.      Defined Terms. Section 1.01 of the Indenture will be amended to add or restate, as applicable, the following definitions:

“Change of Control” means the occurrence of any of the following:

(1)       the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company or Pattern Ops and their respective Subsidiaries, in each case taken as a whole, to any “person” (as that term is used in Section 13(d) of the Exchange Act, but excluding any employee benefit plan of the Company or any of its Subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of such plan) other than a Permitted Holder;

(2)       the adoption of a plan relating to the liquidation or dissolution of the Company or Pattern Ops;

(3)       the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above), other than a Permitted Holder, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company or Pattern Ops; or

(4)       the first day on which the Guarantor ceases to be a Wholly Owned Subsidiary of the Company.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (a) the Company or Pattern Ops becomes a direct or indirect Subsidiary of a holding company, (b) such holding company beneficially owns, directly or indirectly, 100% of the Capital Stock of the Company or Pattern Ops, as applicable, and (c) upon completion of such transaction, the ultimate Beneficial Ownership of the Equity Interests of the Company or Pattern Ops, as applicable, has not been modified by such transaction.

“Existing Liens” means Liens on the property or assets of the Company and/or any of its Subsidiaries existing on the Initial Indenture Date securing Indebtedness of the Company or any of its Subsidiaries (other than Liens incurred pursuant to clause (i) of Section 4.07).

“Initial Indenture Date” means January 25, 2017.

“Pattern Energy Operations Inc.” means Pattern Energy Operations Inc., a Delaware corporation.

“Parent Entity” means with respect to any Person, their direct or indirect parent.

“Principal Property” means any building, structure or other facility, and all related property, plant or equipment or other long-term assets used or useful in the ownership, development, construction or operation of such building, structure or other facility directly owned or leased by the Company, the Guarantor or Pattern Ops and having a net book value in excess of 2.0% of Total Assets, except any such building, structure or other facility (or related property, plant or equipment) that in the opinion of the Board of Directors is not of material importance to the business conducted by the Company and its consolidated Subsidiaries, taken as a whole.

“Second Supplemental Indenture” means that certain second supplemental indenture, by and among the Company, the Guarantor, Pattern Ops and the Trustee, dated as of April 10, 2020, supplementing the Indenture.

Section 2.02.      Reports and Other Information. Section 4.03 of the Indenture will be replaced in its entirety by the following:

Section 4.03. Reports and Other Information.

(a) So long as any Notes are outstanding, Pattern Ops shall furnish to the Holders of the Notes the following reports:

(i)	(x) all annual and quarterly financial statements substantially in forms that would be required to be contained in a filing with the SEC on Forms 10-K or 10-Q, as applicable, of Pattern Ops, if Pattern Ops were required to file such forms, plus a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (the “MD&A”) in substantially the form required under Forms 10-K and 10-Q, provided that, solely for the fiscal quarter ended March 31, 2020, Pattern Ops may provide quarterly financial statements and accompanying MD&A of the Company, and (y) with respect to the annual financial statements only, an opinion on the annual financial statements by Pattern Ops’ independent registered public accounting firm; and

(ii)	substantially the same information that would be required to be contained in filings with the SEC on Form 8-K under Items 1.01, 1.02, 1.03, 2.01 (only with respect to acquisitions that are “significant” at the 20% or greater level pursuant to clauses (1) and (2) of the definition of “Significant Subsidiary” under Rule 1-02 of Regulation S-X only), 4.01, 4.02(a) and (b), 5.01 and 5.02(b) (with respect to the principal executive officer, president, principal financial officer, principal accounting officer and principal operating officer only) and (c) (other than with respect to information otherwise required or contemplated by subclause (3) of such Item or by Item 402 of Regulation S-K) as in effect on the date of the Second Supplemental Indenture if Pattern Ops were required to file such reports;

provided, however, that (A) no such report shall be required to include as an exhibit, or to include a summary of the terms of, any employment or compensatory arrangement, agreement, plan or understanding between Pattern Ops (or any Parent Entity or its Subsidiaries) and any director, manager or officer, of Pattern Ops (or any Parent Entity or its Subsidiaries), (B) the Issuer shall not be required to make available any information regarding the occurrence of any of the events set forth in clause (ii) above if Pattern Ops determines in its good faith judgment that the event that would otherwise be required to be disclosed is not material to the Holders of the Notes or the business, assets, operations, financial positions or prospects of Pattern Ops, (C) no such report will be required to comply with Regulation G under the Exchange Act or Item 10(e) of Regulation S-K with respect to any “non-GAAP” financial information contained therein, (D) no such report shall be required to comply with Regulation S-X including, without limitation, Rules 3-05, 3-09, 3-10, 3-16 or Article 11 thereof, (E) in no event shall such reports be required to include as an exhibit copies of any agreements, financial statements or other items that would be required to be filed as exhibits under the SEC rules; (F) trade secrets and other information that could cause competitive harm to Pattern Ops and its Subsidiaries may be excluded from any disclosures; (G) such financial statements or information shall not be required to contain any “segment reporting”; and (H) such financial statements and information may, at the election of Pattern Ops, be prepared in accordance with U.S. GAAP or IFRS.

All such annual reports for periods ending after the date of the Second Supplemental Indenture shall be furnished within 120 days after the end of the fiscal year (which fiscal year ends on December 31 of each calendar year as of the date of the Second Supplemental Indenture) to which they relate; all such quarterly reports for periods ending after the date of the Second Supplemental Indenture shall be furnished within 60 days after the end of the fiscal quarter to which they relate; provided that the quarterly report for the fiscal quarter ending on March 31, 2020 shall be furnished within 90 days after the end of such fiscal quarter; and all such current reports for triggering events occurring after the date of the Second Supplemental Indenture shall be furnished within 15 days of the due date specified in the SEC’s rules and regulations for reporting companies under the Exchange Act.

Pattern Ops will be deemed to have furnished the reports referred to in subclauses (i) and (ii) of this Section 4.03(a) if Pattern Ops or any Parent Entity has filed reports containing such information with the SEC.

If Pattern Ops or any Parent Entity does not file reports containing such information with the SEC, Pattern Ops shall make available such information and such reports to any Holder of the Notes and to any beneficial owner of the Notes, in each case by posting such information on a password-protected website or online data system, and shall make such information readily available to any bona fide prospective investor, any securities analyst (to the extent providing analysis of investment in the Notes) or any market maker in the Notes who agrees to treat such information as confidential; provided that Pattern Ops shall post such information thereon and make readily available any password or other login information to any such bona fide prospective investor, securities analyst or market maker; provided, however, that Pattern Ops may deny access to any competitively sensitive information otherwise to be provided pursuant to this covenant to any such Holder, beneficial owner, bona fide prospective investor, securities analyst or market maker to the extent that Pattern Ops determines in good faith that the provision of such information to such Person would be competitively harmful to Pattern Ops and its Subsidiaries; and provided, further, that such Holders, beneficial owners, bona fide prospective investors, securities analysts and market makers shall agree to (A) treat all such reports (and information contained therein) as confidential, (B) not to use such reports (and the information contained therein) for any purpose other than their investment or potential investment in the Notes and (C) not publicly disclose any such reports (and the information contained therein).

(b) Pattern Ops will participate in quarterly conference calls (which may be a single conference call together with investors and lenders holding other securities or Indebtedness of Pattern Ops or any Parent Entity) to discuss results of operations. The conference call will be following the last day of each fiscal quarter of the Pattern Ops and not later than 20 Business Days from the time that Pattern Ops distributes the financial information as set forth in the first paragraph of Section 4.03(a). No fewer than two days prior to the conference call, Pattern Ops will issue a press release or otherwise announce the time and date of such conference call and providing instructions for Holders, prospective investors in the Notes, securities analysts and market making financial institutions to obtain access to such call.

(c) To the extent not satisfied by Section 4.03(a) hereof, Pattern Ops agrees that, it shall furnish to Holders of the Notes, securities analysts and prospective investors upon request the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act, so long as the Notes are not freely transferable under the Securities Act.

(d) The Trustee shall have no obligation to determine if and when Pattern Ops’ financial statements or reports are publicly available and accessible electronically. Delivery of these reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of them will not constitute constructive notice of any information contained therein or determinable from information contained therein, including Pattern Ops’ compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officer’s Certificates).

(e) Notwithstanding anything herein to the contrary, Pattern Ops will not be deemed to have failed to comply with any of its obligations hereunder for purposes of Section 6.01(iii) hereof until 60 days after the receipt of the written notice delivered thereunder. To the extent any information is not provided within the time periods specified in this Section 4.03 and such information is subsequently provided, Pattern Ops will be deemed to have satisfied its obligations with respect thereto at such time and any Default with respect thereto shall be deemed to have been cured.

Section 2.03.      Liens. Section 4.07 of the Indenture will be replaced in its entirety by the following:

Section 4.07. Liens. The Company will not, and will not permit the Guarantor or Pattern Ops to, create or permit to exist any Lien upon any Principal Property owned by the Company, the Guarantor or Pattern Ops or upon any Equity Interests issued by, or Indebtedness of, any direct or indirect Subsidiary of the Company to secure any Indebtedness of the Company, the Guarantor or Pattern Ops without providing for the Notes to be equally and ratably secured with (or prior to) any and all such Indebtedness and any other Indebtedness similarly entitled to be equally and ratably secured for so long as such Indebtedness is so secured; provided, however, that this restriction will not apply to, or prevent the creation or existence of:

(i)            Liens securing Indebtedness of the Company, the Guarantor or Pattern Ops under one or more Credit Facilities in an aggregate principal amount pursuant to this clause (i), measured as of the date of creation of any such Lien and the date of incurrence of any such Indebtedness, not exceeding the greater of (a) 25% of Total Assets, and (b) $1.0 billion;

(ii)            Existing Liens;

(iii)            Liens securing Indebtedness of any Person that (a) is acquired by the Company or any of its Subsidiaries after the Initial Indenture Date, (b) is merged or amalgamated with or into the Company or any of its Subsidiaries after the Initial Indenture Date or (c) becomes consolidated in the financial statements of the Company or any of its Subsidiaries after the Initial Indenture Date in accordance with GAAP; provided, however, that in each case contemplated by this clause (iii), such Indebtedness was not incurred in contemplation of such acquisition, merger, amalgamation or consolidation and is only secured by Liens on the Equity Interests or assets of, the Person (and Subsidiaries of the Person)

acquired by, or merged or amalgamated with or into, or consolidated in the financial statements of, the Company or any of its Subsidiaries;

(iv)            Liens securing Indebtedness of the Company, the Guarantor or Pattern Ops incurred to finance (whether prior to or within 365 days after) the acquisition, development, construction or improvement of assets (whether through the direct purchase of assets or through the purchase of the Equity Interests of any Person owning such assets or through an acquisition of any such Person by merger); provided, however, that such Indebtedness is only secured by Liens on the Equity Interests and assets acquired, constructed or improved in such financing;

(v)            Liens in favor of the Company or any of its Subsidiaries;

(vi)            Liens securing Hedging Obligations; provided that such agreements were not entered into for speculative purposes (as determined by the Company in its reasonable discretion acting in good faith);

(vii)            Liens relating to current or future escrow arrangements securing Indebtedness of the Company, the Guarantor or Pattern Ops;

(viii)           Liens to secure Environmental CapEx Debt or Necessary CapEx Debt that encumber only the assets purchased, installed or otherwise acquired with the proceeds of such Environmental CapEx Debt or Necessary CapEx Debt;

(ix)            Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Company, the Guarantor or Pattern Ops, including rights of offset and set-off;

(x)            Refinancing Liens;

(xi)            Liens on Equity Interest, assets or rights of Project Subsidiaries securing Project Debt of one or more Project Subsidiaries;

(xii)           Liens on cash and cash equivalents securing Indebtedness incurred to finance an acquisition of assets or a business or multiple businesses; provided that within 180 days from the date the related Indebtedness was incurred, such cash or cash equivalents are used to (a) fund the acquisition (or a similar transaction), including any related fees and expenses, and the related Indebtedness is (1) secured by Liens otherwise permitted under this Section 4.07 or (2) unsecured; or (b) retire or repay the Indebtedness that it secures and to pay any related fees and expenses; and

(xiii)          other Liens, in addition to those permitted in clauses (i) through (xii) above, securing Indebtedness of the Company, the Guarantor or Pattern Ops having an aggregate principal amount, measured as of the date of creation of any such Lien and the date of incurrence of any such Indebtedness, not to exceed the greater of (i) 2.0% of Total Assets and (ii) $75.0 million.

Liens securing Indebtedness under the Credit Agreement existing on the Initial Indenture Date will be deemed to have been incurred on such date in reliance on the exception provided by clause (i) above. For purposes of determining compliance with this Section 4.07, in the event that a proposed Lien meets the criteria of more than one of the categories of Liens described in clauses (i) through (xiii) above, the Company will be permitted to classify such Lien on the date of its incurrence, or later reclassify all or a portion of such Lien, in any manner that complies with this Section 4.07.

If the Company, the Guarantor or Pattern Ops proposes to create or permit to exist any Lien upon any Principal Property owned by the Company, the Guarantor or Pattern Ops or upon any Equity Interests or Indebtedness of any direct or indirect Subsidiary of the Company to secure any Indebtedness of the Company, the Guarantor or Pattern Ops, other than as permitted by clauses (i) through (xiii) of the previous paragraph, the Company will give prior written notice thereof to the Trustee, who will give notice to the Holders of the Notes at the direction and expense of the Company, and the Company will further agree, prior to or simultaneously with the creation of such Lien, effectively to secure all the Notes equally and ratably with (or prior to) such other Indebtedness, for so long as such other Indebtedness is so secured.

Section 2.04.      Existence. Section 4.09 of the Indenture will be replaced in its entirety by the following:

Section 4.09. Existence. Except as permitted by Article 5, the Company shall, and shall cause the Guarantor and Pattern Energy Operations Inc. to, maintain its limited liability company existence or corporate existence, as the case may be, respectively, provided that the Company shall not be required to maintain the existence of the Guarantor if its Board of Directors determines in good faith that the failure to so maintain the existence of the Guarantor will not have a material adverse effect on the Holders of the Notes and provided, further, that the Company may convert to a limited liability company upon the assumption of Pattern Energy Operations Inc. of liability for (a) the due and punctual payment of the principal of (and premium, if any, on) and interest on all the Notes issued under the Indenture and (b) the due and punctual performance and observance of all of the covenants and conditions of the Indenture to be performed by the Company and Pattern Ops.

Section 2.05.      Events of Default. Section 6.01 of the Indenture will be amended as follows:

(a)            Clause (iii) of Section 6.01 is amended and restated to read in its entirety as follows: “failure by the Company, the Guarantor or Pattern Ops for 90 days after written notice given by the Trustee or Holders of at least 25% in aggregate principal amount of Notes then outstanding, voting as a single class, to comply with Section 4.03;”;

(b)            Clause (iv) of Section 6.01 is amended and restated to read in its entirety as follows: “failure by the Company, the Guarantor or Pattern Ops for 60 days after written notice to the Company by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding to comply with any of the agreements in this Indenture (other than a default referred to in clause (i), (ii) and (iii) of this Section 6.01);”;

(c)            The first paragraph of clause (v) of Section 6.01 is amended and restated to read in its entirety as follows: “default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company, the Guarantor or Pattern Ops (or the payment of which is Guaranteed by the Company, the Guarantor or Pattern Ops), whether such Indebtedness or Guarantee now exists, or is created after the date of the Second Supplemental Indenture, if that default:”;

(d)            Clause (vi) of Section 6.01 is amended and restated to read in its entirety as follows: “one or more judgments for the payment of money in an aggregate amount in excess of the greater of (1) 1.5% of Total Assets and (2) $75.0 million (excluding therefrom any amount reasonably expected to be covered by insurance) shall be rendered against the Company, the Guarantor or Pattern Ops or any combination thereof and the same shall not have been paid, discharged or stayed for a period of 60 days after such judgment became final and non-appealable;”;

(e)            The first paragraph of clause (viii) of Section 6.01 is amended and restated to read in its entirety as follows: “the Company, the Guarantor or Pattern Ops pursuant to or within the meaning of any Bankruptcy Law:”;

(f)             Clause (ix)(A) of Section 6.01 is amended and restated to read in its entirety as follows: “is for relief against the Company, the Guarantor or Pattern Ops;”;

(g)            Clause (ix)(B) of Section 6.01 is amended and restated to read in its entirety as follows: “appoints a custodian of the Company, the Guarantor or Pattern Ops for all or substantially all of the property of the Company, the Guarantor or Pattern Ops; or”; and

(h)            Clause (ix)(C) of Section 6.01 is amended and restated to read in its entirety as follows: “orders the liquidation of the Company, the Guarantor or Pattern Ops;”.

Article 3
Acceptance Of Supplemental Indenture

Section 3.01.      Trustee’s Acceptance. The Trustee hereby accepts this Supplemental Indenture and agrees to perform the same under the terms and conditions set forth in the Indenture.

Article 4
Miscellaneous Provisions

Section 4.01.      Governing Law; Waiver of Trial by Jury. THIS SUPPLEMENTAL INDENTURE AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS SUPPLEMENTAL INDENTURE SHALL

BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

EACH OF THE COMPANY, THE GUARANTOR, PATTERN OPS AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS SUPPLEMENTAL INDENTURE OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 4.02.      Effectiveness of Supplemental Indenture. Notwithstanding anything to the contrary elsewhere herein, this Supplemental Indenture shall become effective upon the execution and delivery of this Supplemental Indenture by the Company, the Guarantor, Pattern Ops and the Trustee; provided however, notwithstanding anything in the Indenture or this Supplemental Indenture to the contrary, the amendments set forth in Section 2 of this Supplemental Indenture shall become operative only upon and simultaneously with, and shall have no force and effect prior to the Company’s payment of the Consent Fee  (as defined in the Statement) for validly delivered (and not validly withdrawn) consents representing at least a majority in aggregate principal amount of the then outstanding Notes (such date of payment, the “Payment Date”). Prior to the Payment Date, the Company may terminate this Supplemental Indenture upon written notice to the Trustee, including in connection with any termination or withdrawal of the Consent Solicitation. If the Consent Solicitation is terminated or withdrawn, or the Company does not accept consents for any reason, this Supplemental Indenture shall not become operative. Upon the effectiveness of this Supplemental Indenture, the Indenture shall be and be deemed to be modified and amended in accordance herewith and the respective rights, limitations of rights, obligations, duties and immunities under the Indenture of the Trustee, the Company, the Guarantor, Pattern Ops and the Holders affected thereby shall hereafter be determined, exercised and enforced hereunder subject in all respects to such modifications and amendments, and all the terms and conditions of this Supplemental Indenture shall be and be deemed to be part of the terms and conditions of the Indenture for any and all purposes. Except as modified by this Supplemental Indenture, all provisions of the Indenture and the Notes shall remain in full force and effect.

Section 4.03.      Benefits of Supplemental Indenture. Nothing in this Supplemental Indenture, expressed or implied, shall give to any Person, other than the Holders, the parties hereto, any Paying Agent, any authenticating agent, any Registrar and their successors hereunder, any benefit or any legal or equitable right, remedy or claim under this Supplemental Indenture.

Section 4.04.      Execution in Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Supplemental

Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

Section 4.05.      Ratification of Indenture. The Indenture, as supplemented by this Supplemental Indenture, is in all respects ratified and confirmed, and this Supplemental Indenture shall be deemed part of the Indenture in the manner and to the extent herein provided.

Section 4.06.      The Trustee. The Trustee makes no representations as to and shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture. The recitals in this Supplemental Indenture are made by the Company only and not by the Trustee, and all of the rights, privileges, protections, immunities and benefits afforded to the Trustee under the Indenture are deemed to be incorporated herein, and shall be enforceable by the Trustee hereunder, in each of its capacities hereunder as if set forth herein in full.

Section 4.07.      Effect on Successors and Assigns. All agreements of the Company, the Guarantor, Pattern Ops, the Trustee, the Registrar and the Paying Agent in this Supplemental Indenture will bind their respective successors.

Section 4.08.      Headings, Etc. The titles and headings of the articles and sections of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the day and year first written above.

PATTERN ENERGY GROUP INC.

By:	/s/ Dyann Blaine
Name: Dyann Blaine
Title: Vice President

PATTERN US FINANCE COMPANY LLC, as Guarantor

By:	/s/ Dyann Blaine
Name: Dyann Blaine
Title: Vice President

PATTERN ENERGY OPERATIONS LP

By:	/s/ Dyann Blaine
Name: Dyann Blaine
Title: Vice President

[Signature Page to the Second Supplemental Indenture]

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Trustee

By:	/s/ Debra A. Schwalb
Name: Debra A. Schwalb
Title: Vice President

By:	/s/ Chris Niesz
Name: Chris Niesz
Title: Vice President

[Signature Page to the Second Supplemental Indenture]